Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-123932 on Form S-8 of our reports dated March 31, 2011, relating to the consolidated financial statements and financial statement schedule of Feihe International, Inc. and its subsidiaries (collectively, the "Company") (which report expresses an unqualified opinion with an emphasis paragraph on the substantial doubt about the Company's ability to continue as a going concern), and the effectiveness of Company's internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of one material weakness), appearing in the Annual Report on Form 10-K/A of Feihe International, Inc. for the year ended December 31, 2010.

/s/ Deloitte Touche Tohmatsu CPA, Ltd.

Deloitte Touche Tohmatsu CPA, Ltd.
Beijing, the People’s Republic of China
April 8, 2011